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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2002


                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X] Form 20-F             [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ] Yes                   [X] No




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ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX

PART 1

Item 1         Notice of Annual General Meeting of Shareholders               3

Item 2         Proxy Statement for Annual General Meeting of Shareholders     4

Item 3         Proxy Card                                                     8

SIGNATURE                                                                    10

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON NOVEMBER 28, 2002

YOU ARE HEREBY NOTIFIED that the Annual General Meeting of Shareholders (the "Meeting") of Asia Pacific Wire & Cable Corporation Limited (the "Company") will be held at the offices of the Company at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore on Thursday, November 28, 2002 at 10:00 a.m. for the following purposes:

     1. To elect eight (8) members to the Board of Directors each for a term ending on the date of the next Annual General Meeting of Shareholders;

     2. To ratify the appointment of Ernst & Young LLP as the independent auditors for the ensuing year; and

     3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record as of the close of business on October 30, 2002 (the "Record Date") are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these items and the Meeting and a proxy card for registering votes.


                                            BY ORDER of the Directors



                                            /s/ A.S. & K. Services Ltd.
                                            Bermuda Resident Assistant Secretary

Dated: October 30, 2002

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                                  HAMILTON HM12
                                     BERMUDA

                            ------------------------
                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 28, 2002

This Proxy Statement is furnished to shareholders of Asia Pacific Wire & Cable Corporation Limited (the "Company"), a Bermuda corporation, in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of the Company at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore on Thursday, November 28, 2002 at 10:00 a.m. for the purposes set forth in the Notice of Meeting.

Holders of record of Common Shares of the Company (the "Common Shares") as of the close of business on October 30, 2002 (the "Record Date"), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on October 30, 2002, there were 13,830,769 Common Shares issued and outstanding.

Shares may be voted if the shareholder is present in person or represented by proxy. At least two shareholders holding a majority of the shares outstanding as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.

Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the election of members to the Board of Directors and (ii) the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current year, only those votes cast "for" or "against" are included. To be voted, proxies must be delivered to the solicitation agent of the Company, Equiserve Trust Company, N.A.

This Proxy Statement and the enclosed proxy were mailed to shareholders on or about October 30, 2002. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy and any additional materials which may be furnished to shareholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of its transfer agent, Equiserve Trust Company, N.A., to act as solicitation agent.

The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 has been filed with the Securities and Exchange Commission ("SEC"). Shareholders may view the Annual Report along



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with the Company's other filings at the SEC's reference rooms or obtain a copy of the Annual Report by contacting the Company's investor relations agent, Mandelbaum & Partners at (310) 202-6468 or michaelm@mandelbaumpartners.com.

                                 PROPOSAL NO. 1
                  ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS

The members of the Board of Directors (each a "Director") are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected. The following table and biographical summaries set forth certain information, as of September 25, 2002, and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a "Nominee," and collectively the "Nominees"). Each of the eight Nominees have served as Directors since the last Annual General Meeting of Shareholders. Each Director shall be authorized to appoint and remove his own alternate director who may act in the alternative for the Director as and when such Director sees fit. Each Director shall be entitled to Directors' fees as set forth below under "Compensation and Ownership of Common Shares of Directors and Officers." Proxies may be voted for eight Directors.

NAME                                        AGE                                 POSITION
----                                        ---                                 --------
Tom C.Y. Tung...........................    41       Director and Chairman of the Company since September 28, 2001.

Yu Jeh Tung.............................    69       Deputy Chairman of the Board of the Company since its formation.

David T.H. Sun..........................    48       Director and Chief Executive Officer of the Company since
                                                     September 28, 2001. Mr. Sun has been the Managing Director of
                                                     Charoong Thai Wire and Cable Public Company Limited ("Charoong
                                                     Thai"), a subsidiary of the Company, since 1994.

Jack T. Sun.............................    52       Director of the Company since its formation and member of the
                                                     Executive Committee.

Charles C.Y. Han........................    63       Director, member of the Executive Committee and Chief Operating
                                                     Officer of the Company since its formation. Mr. Han has also served as the General Manager of Sigma Cable Company (Private)
                                                     Limited ("Sigma Cable"), a 98.2%-owned subsidiary of the Company, since 1982.

Raymond C.Y. Kung.......................    55       Director and member of the Executive Committee of the Company since its formation. Mr. Kung has been the President and General
                                                     Manager of Siam Pacific Electric Wire & Cable Company ("Siam
                                                     Pacific"), a Thai subsidiary of the Company, since 1989.

Frank H. Chen...........................    41       Director and member of the Audit Committee. General Manager of
                                                     Parsons Brinckerhoff International, Inc., Taiwan Branch.

Charles Xue.............................    48       Director and member of the Audit Committee. Chairman of United
                                                     Medical Industrial Group, Inc. and 8848.Net Inc.

Mr. Yu Jeh Tung is Deputy Chairman of the Board of Directors of the Company, and is also the Honorary

Chairman of the Board of Directors of Pacific Electric Wire & Cable Co. Ltd ("PEWC") and serves as Executive Chairman of Charoong Thai. Mr. Tung also serves on a number of other boards of affiliates of PEWC.

Mr. Tom C.Y. Tung is a member of the Company's Board of Directors and, since September 28, 2001, has served as the Chairman of the Company. He is also a Vice Chairman of the Board of Directors and President of PEWC and Vice President and Director of Pacific USA Holdings Corp. Mr. Tung serves as Chairman of the Boards of Directors of Pacific Computer System Inc. and Pacific Digital Media Corp., both of which are subsidiaries of PEWC, and as a member of the Board of Directors of Pacific Cellular Corp., a subsidiary of PEWC.

Mr. David T.H. Sun is a member of the Company's Board of Directors and Chief Executive Officer of the Company since September 28, 2001. He is also Managing Director of Charoong Thai and Vice President of PEWC. Mr. Sun is a member of the Board of Directors of Siam Fiber Optics Co., Ltd. ("Siam Fiber Optics") and Loxley Pacific Co., Ltd., both subsidiaries of Charoong Thai.

Mr. Jack T. Sun is a member of the Company's Board of Directors and its Executive Committee, as well as Chairman of the Board of Directors of PEWC, Executive Vice Chairman of Charoong Thai and Chairman of Siam Fiber Optics. Mr. Sun also serves on a number of other boards of affiliates of PEWC.

Mr. Charles C.Y. Han is a member of the Company's Board of Directors and its Executive Committee and is the Chief Operating Officer of the Company. Mr. Han also serves as General Manager of Sigma Cable, Managing Director of Australia Pacific Electric Cables Pty. Ltd., a subsidiary of Sigma Cable in Australia, and Chairman of Ningbo Pacific CDC Cable Co., Ltd., a Chinese subsidiary of the Company.

Mr. Raymond C.Y. Kung is a member of the Company's Board of Directors and its Executive Committee. He is also the President and General Manager of Siam Pacific and the President of Shanghai Yayang Electric Co., Ltd., a subsidiary of the Company.

Mr. Frank H. Chen is a member of the Company's Board of Directors and its Audit Committee. He is also the General Manager of Parsons Brinckerhoff International, Inc., Taiwan Branch.

Mr. Charles Xue is a member of the Company's Board of Directors and its Audit Committee. He is also the Chairman of United Medical Industrial Group, Inc., USA and 8848.Net Inc., Beijing, China.

      COMPENSATION AND OWNERSHIP OF COMMON SHARES OF DIRECTORS AND OFFICERS
      ---------------------------------------------------------------------

The aggregate amount of compensation paid by the Company to all of the Company's Directors and executive officers, as a group, for services in all capacities during 2001 was approximately $900,000. The Company has authorized a stock option plan for Directors and key employees of the Company (the "Stock Option Plan"), pursuant to which any award of stock options will be made only with the approval of the Board of Directors. The Company has reserved 650,000 Common Shares (including 97,500 already subject to issued options) for issuance under the Stock Option Plan. As of October 1, 2002, the Directors and executive officers of the Company beneficially owned 12,000 Common Shares, representing approximately 0.1% of the outstanding Common Shares.

In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, each Director shall receive as compensation for his services in the ensuing year a cash payment in the amount of (a) $10,000, if such Director is an officer or employee of the Company or any of its affiliates or (b) $20,000, if such Director is not an officer or employee of the Company or any of its affiliates.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTORS.

                                 PROPOSAL NO. 2
                      RATIFICATION OF INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, provided auditing services to the Company during the 2001 fiscal year. The Audit Committee of the Board of Directors has (i) appointed Ernst & Young LLP as the Company's independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the ensuing fiscal year and (ii) authorized remuneration of the independent auditors for their work on behalf of the Company. The Board of Directors recommends to the shareholders that such appointment and authorization be ratified. Representatives of Ernst & Young LLP will be available telephonically at the Meeting to respond to appropriate questions from the shareholders and will be given the opportunity to make a statement should they desire to do so.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY.

                                  OTHER MATTERS

The Directors know of no other business to be presented at the Meeting. If other matters properly come before the Meeting in accordance with the Company's Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.

Any shareholder wishing to submit a proposal for inclusion in the proxy statement for the 2003 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2002. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.


October 30, 2002
                                            /s/ A.S. & K. Services Ltd.
                                            Bermuda Resident Assistant Secretary

--------------------------------------------------------------------------------

                   THIS PROXY IS BEING SOLICITED ON BEHALF OF
                            THE BOARD OF DIRECTORS OF
                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the "Company"), hereby appoints Tom C.Y. Tung and David T.H. Sun, and each of them individually, as Proxies to represent and vote all of the Company's Common Stock held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the offices of the Company at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore on November 28, 2002 at 10:00 a.m., local time, and at any adjournment or postponement thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NOT OTHERWISE DIRECTED, WILL BE VOTED FOR PROPOSALS 1 AND 2. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND RETURN THIS CARD OR ATTEND THE MEETING AND VOTE IN PERSON.



PROXY

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED


ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOVEMBER 28, 2002
                                                                     -----------
                                                                     SEE REVERSE
                                                                         SIDE
                                                                     -----------

--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.                               0493


THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NOT OTHERWISE DIRECTED, WILL BE VOTED FOR
PROPOSALS 1 AND 2.

-----------------------------------------------------------------------------------------------------------------------------------
                              THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.
-----------------------------------------------------------------------------------------------------------------------------------
                  FOR     WITHHELD                                                                        FOR    AGAINST   ABSTAIN
1. Election of                         NOMINEES:                               2. Ratification of
   Directors.     [ ]        [ ]       Frank H. Chen, Charles C.Y. Han,           appointment of          [ ]      [ ]       [ ]
                                       Raymond C.Y. Kung, David T.H. Sun,         Ernst & Young LLP as
For, except vote withheld from the     Jack T. Sun, Tom C.Y. Tung, Yu Jeh         Independent Auditors.
following nominee(s):                  Tung, Charles Xue

-------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               I/we plan to attend the Annual General
                                                                               Meeting of Shareholders.                      [ ]
                                                                               ----------------------------------------------------


                                                                               Please sign exactly as name appears hereon. Joint
                                                                               owners should each sign. When signing as attorney,
                                                                               executor, administrator, trustee or guardian, please
                                                                               give full title as such.


                                                                               ----------------------------------------------------

                                                                               ----------------------------------------------------
                                                                               SIGNATURE(S)                               DATE
-----------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date: December 2, 2002

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED





    /s/ Tom C.Y. Tung
-------------------------------
By:     Tom C.Y. Tung
        Chief Executive Officer